UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-39742

17 EDUCATION & TECHNOLOGY GROUP INC.

(Translation of registrant’s name into English)

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Change of Independent Registered Public Accounting Firm

The board of directors (the “Board”) of 17 Education & Technology Group Inc. (the “Company”) and the audit committee of the Board approved the dismissal of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as the Company’s independent registered public accounting firm, effective May 27, 2026, and the appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s new independent registered public accounting firm for the year ending December 31, 2026, effective May 27, 2026.

Previous Independent Registered Public Accounting Firm

The reports of Deloitte on the Company’s consolidated financial statements for the years ended December 31, 2024 and 2025 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2024 and 2025, and the subsequent interim period through May 27, 2026, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in their reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided Deloitte with a copy of the disclosures it is making in this report on Form 6-K and requested that Deloitte furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not Deloitte agrees with the above disclosures and, if not, stating the respects in which Deloitte does not agree. A copy of Deloitte’s letter to the SEC, dated May 28, 2026, is attached herewith as Exhibit 16.1 to this report on Form 6-K.

New Independent Registered Public Accounting Firm

During the years ended December 31, 2024 and 2025 and the subsequent interim period through May 27, 2026, neither the Company nor anyone acting on its behalf consulted with Marcum Asia regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor was oral advice provided that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F), or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 16.1	Letter from Predecessor Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

17 EDUCATION & TECHNOLOGY GROUP INC.

	By:	/s/ Sishi Zhou
	Name:	Sishi Zhou
	Title:	Chief Financial Officer

Date: May 28, 2026